UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-184411

M&T BANK CORPORATION

M&T Bank Corporation

One M&T Plaza

Buffalo, New York 14203

(716) 842-5138

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

PLAN INTERESTS IN THE PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK

(Title of each class of securities covered by this Form)

COMMON STOCK, $.50 PAR VALUE

6.375% CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A, $1,000 LIQUIDATION PREFERENCE PER SHARE

6.375% CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C, $1000 LIQUIDATION PREFERENCE PER SHARE

WARRANTS TO PURCHASE SHARES OF COMMON STOCK (EXPIRING DECEMBER 23, 2018)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Effective April 1, 2016, the Profit Incentive Bonus Plan of Hudson City Savings Bank (the “Plan”) was merged with and into the M&T Bank Corporation Retirement Savings Plan. As a result, the interests in the Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, no longer exist. Therefore this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, M&T Bank Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

M&T BANK CORPORATION

Date: August 24, 2016	By:	/s/ Brian R. Yoshida
	Name:	Brian R. Yoshida
	Title:	Senior Vice President and Deputy General Counsel